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                    October 2, 2023

       Rick Gaenzle
       Chief Executive Officer
       Perception Capital Corp. II
       315 Lake Street East, Suite 301
       Wayzata, MN 55391

                                                        Re: Perception Capital
Corp. II
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-40976

       Dear Rick Gaenzle:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Industrial Applications and

                    Services